                                                                    Exhibit 11.1

                          LaSalle Re Holdings Limited
            STATEMENTS RE COMPUTATION OF PER COMMON SHARE EARNINGS

         (Expressed in thousands of United States Dollars except for number of shares and earnings per share)

                                                   Year ended                 Year ended                  Year ended
                                               September 30, 1997          September 30, 1996          September 30, 1995
                                            ------------------------    ------------------------    ------------------------
                                                            Fully                       Fully                       Fully
                                             Primary       Diluted       Primary       Diluted       Primary       Diluted
                                            ----------    ----------    ----------    ----------    ----------    ----------

Net income before minority interest: (1)       121,468       121,468       129,451       129,451       104,448       104,448
Preferred dividend                               3,354         3,354             0             0             0             0
                                            ----------    ----------    ----------    ----------    ----------    ----------
Net income available to common
  shareholders                                 118,114       118,114       129,451       129,451       104,448       104,448
                                            ==========    ==========    ==========    ==========    ==========    ==========
Number of shares:
Weighted average shares outstanding         15,567,521    15,567,521    14,397,720    14,397,720    14,396,760    14,396,715
Exchangeable non-voting shares       (1)     5,703,212     5,703,212     8,329,290     8,329,290     8,329,290     8,329,290
Incremental shares of outstanding
stock options                        (2)     1,661,391     1,812,396     1,210,317     1,324,055       441,792       473,714
Incremental shares of outstanding
stock appreciation rights            (3)        66,812        78,568        30,543        49,147         2,838         5,383
                                            ----------    ----------    ----------    ----------    ----------    ----------
                                            22,998,936    23,161,697    23,967,870    24,100,212    23,170,680    23,205,102
                                            ==========    ==========    ==========    ==========    ==========    ==========

Earnings per share:                              $5.14         $5.10         $5.40         $5.37         $4.51         $4.50


(1) The holders of exchangeable non-voting shares in LaSalle Re Limited, which represents the minority interest, generally can exchange these shares at any time, on a one for one basis, for common shares in LaSalle Re Holdings Limited. For purposes of the computation of net income per common share, these shares have been treated as common share equivalents.

(2) As of September 30, 1997, 1996 and 1995 the Company had options outstanding of 2,550,537, 2,499,348 and 2,439,348 respectively. The dilution would be the equivalent of approximately 1,661,391, 1,210,317 and 441,792 shares for the years ended September 30, 1997, 1996 and 1995 using the treasury stock method, based on average market price. The dilution under the fully diluted computation is calculated using the treasury stock method based on closing market price.

(3) As of September 30, 1997, 1996 and 1995 the Company had granted 340,872 stock appreciation rights. The dilution would be the equivalent of approximately 66,812, 30,543 and 2,838 shares for the years ended September 30, 1997, 1996 and 1995 using the treasury stock method, based on average market price. The dilution under the fully diluted computation is calculated using the treasury stock method based on closing market price.